================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-Q
                       For Period Ended: December 26, 1997



                                 IEH Corporation
                              (Name of Registrant)



               140 58th Street, Suite 8E, Brooklyn, New York 11220
                     (Address of Principal Executive Office)




                                      0-5278
                            (Commission File Number)



================================================================================

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject quarterly report on Form 10-Q will be
                           filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.



         IEH Corporation (the "Company") is unable to file its Form 10-QSB for the quarter ended December 26, 1997 without unreasonable expense and effort due to its inability to finish the required financial statements with sufficient time for management to review the financial statements with its independent accountants and to prepare the management discussion and analysis.

Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Robert Knoth, Chief Financial Officer               (718) 492-9673
              ------------------------------------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                           Yes [ ]                   No [X]



         IEH Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 6, 1998               By:        /s/ Robert Knoth
                                         ---------------------------------------
                                         Name:   Robert Knoth
                                         Title:  Chief Financial Officer